SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 07 October 2013

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Holdings in Company
Enclosure 2	Transaction in Own Shares
Enclosure 3	BT Sport passes the million mark
Enclosure 4	Transaction in Own Shares
Enclosure 5	Transaction in Own Shares
Enclosure 6	Transaction in Own Shares
Enclosure 7	Total Voting Rights
Enclosure 8	Director/PDMR Shareholding
Enclosure 9	Director/PDMR Shareholding
Enclosure 10	Director/PDMR Shareholding
Enclosure 11	Transaction in Own Shares
Enclosure 12	Transaction in Own Shares
Enclosure 13	Director/PDMR Shareholding
Enclosure 14	Transaction in Own Shares
Enclosure 15	Transaction in Own Shares
Enclosure 16	Total Voting Rights

Enclosure 1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BT Group Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	01 August 2013
6. Date on which issuer notified:	02 August 2013
7. Threshold(s) that is/are crossed or reached:	L&G (Below 3%)
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Direct	Indirect	Direct	Indirect
Ordinary 5p	309,597,603 (As on 18/11/2009)	Below 3%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
Below 3%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 7,882,481,777
14. Contact name:	Anna Watch (020 7356 5158)
15. Contact telephone number:	020 7356 5158

Enclosure 2

08 August 2013

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 08 August 2013 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 327.2117 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 248,018,767 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,903,208,262.

The above figure 7,903,208,262 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

August 12, 2013
BT SPORT PASSES THE MILLION MARK IN JUST THREE MONTHS

More than a million households are ready and equipped to enjoy the start of the Barclays Premier League on BT Sport this coming weekend. BT only began to accept orders on May 10, so the million customers for BT Sport have been added in just three months.
    BT Sport is free with BT broadband1 and customers can easily watch the channels online or via their mobile devices using the BT Sport app. They can also enjoy the channels on their TVs if they renew their broadband contracts or are new to BT broadband.
    BT broadband customers who wish to watch the channels on their TV require a set top box. This will be a Sky box if they wish to receive the channels for free over satellite.
    BT TV customers, who receive the channels via their broadband or TV aerial, will require a YouView or BT Vision+ box. The type of box will depend on where a customer lives and what services they request.
    Non-BT broadband customers can also enjoy the BT Sport channels on their TVs, via the digital satellite platform from just £12 a month. These customers can typically save a lot of money if they switch their broadband to BT in order to receive the channels for free.
    The million total includes satellite TV customers - both free and paying - as well as customers who are watching via BT TV. There is a mix of existing BT broadband customers - who have re-contracted their broadband for at least twelve months - and new broadband customers who have been attracted by BT Sport.
    John Petter, BT Consumer managing director said: "We are thrilled with the initial interest shown in BT Sport and the viewing figures to date. To have a million households onboard before the Barclays Premier League has even begun is terrific. We said we would return sport to grass roots fans and they are cheering in large numbers."
    "We always said that BT Sport would help us retain and attract broadband customers and that is proving to be the case. We are rewarding our customers for their loyalty and the strategy is working.

1 BT Sport is free to BT consumer broadband customers.

"These are early days but we plan to make the most of this initial surge in demand as fans get excited about the football season ahead. Huge numbers of customers are signing up every day, which is testament to how fresh, vibrant and exciting the channels are. The market needed a new entrant to shake things up and that is precisely what we are doing.
    "It is clear that many customers want BT Sport as well as Sky Sports. The good news for those customers is that they can do exactly that, and save a lot of money by taking our broadband and getting BT Sport for free."
    BT Sport will show 38 exclusively live football matches from the Barclays Premier League, including 18 of the 'top picks', for each of the next three seasons. The channels will also show live FA Cup with Budweiser matches for the next five seasons.
    There will also be live football action from Scotland, the UEFA Europa League and top tier football from Germany, Italy, France, Brazil, Australia and the USA. In addition there will be action from the FA Women's Super League and 30 live matches from the Football Conference.
    Rugby and tennis will also feature prominently with BT Sport showing up to 69 live rugby union games a season from the Aviva Premiership as well as up to 800 hours of live women's tennis, including the TEB BNP Paribas WTA Championships.
    Other sporting action includes coverage from the Ultimate Fighting Championship and - from 2014 - exclusive live coverage of all the Moto GP qualifiers and races. Finally, the channels will show more than 100 hours of Red Bull Sports and Lifestyle programming.

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Enclosure 4

22 August 2013

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 22 August 2013 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 329.8261 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 241,454,320 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,909,772,709.

The above figure 7,909,772,709 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

27 August 2013
BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 27 August 2013 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 327.2564 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 242,454,320 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,908,772,709.

The above figure 7,908,772,709 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

28 August 2013

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 28 August 2013 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 322.9039 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 242,896,398 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,908,330,029.

The above figure 7,908,330,029 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

Friday 30 August 2013

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 August 2013 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 242,896,398 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,908,330,631.

The above figure (7,908,330,631) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NIGEL STAGG

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NIGEL STAGG

8. State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIGEL STAGG - 4,092 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

339.38 pence

14. Date and place of transaction

02 September 2013 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIGEL STAGG

PERSONAL HOLDING: 336,425 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 218,596 SHARES
BT GROUP INCENTIVE SHARE PLAN:  457,252 SHARES

16. Date issuer informed of transaction

04 September 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH- 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

06 September 2013

END

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

TONY CHANMUGAM

LUIS ALVAREZ

CLARE CHAPMAN

GAVIN PATTERSON

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON:  96,432 shares

TONY CHANMUGAM:  39,968 shares

GAVIN PATTERSON:  42,207 shares

LUIS ALVAREZ:      14,038 shares

CLARE CHAPMAN:   8,953 shares

JOHN PETTER:        12,052 shares

CLIVE SELLEY:       12,846 shares

NIGEL STAGG:        12,986 shares

GRAHAM SUTHERLAND:  10,376 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.382 pence

14. Date and place of transaction

3 September 2013, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: 3,396,245 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      1,874,494 SHARES
BT GROUP INCENTIVE SHARE PLAN:      3,239,482 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,285 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 844,772 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      620,778 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,498,913 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 1,692,109 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      641,475 SHARES
BT GROUP INCENTIVE SHARE PLAN:   1,596,975 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 241,675 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      202,841 SHARES
BT GROUP INCENTIVE SHARE PLAN:      532,523 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,783 SHARES.

CLARE CHAPMAN

PERSONAL HOLDING: 20,695 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      119,014 SHARES
BT GROUP INCENTIVE SHARE PLAN:      355,838 SHARES

JOHN PETTER

PERSONAL HOLDING: 13,418 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      212,715 SHARES
BT GROUP INCENTIVE SHARE PLAN:      426,577 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 49,077 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 3,809 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 257,048 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      206,130 SHARES
BT GROUP INCENTIVE SHARE PLAN:      475,220 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 20,769 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

NIGEL STAGG

PERSONAL HOLDING: 336,425 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      222,795 SHARES
BT GROUP INCENTIVE SHARE PLAN:      466,039 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 34,457 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      189,294 SHARES
BT GROUP INCENTIVE SHARE PLAN:      361,108 SHARES

16. Date issuer informed of transaction

4 SEPTEMBER 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

5 SEPTEMBER 2013

END

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE
IAN LIVINGSTON
GAVIN PATTERSON
GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 128 SHARES
IAN LIVINGSTON - 174 SHARES
GAVIN PATTERSON - 189 SHARES
GRAHAM SUTHERLAND - 10 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

338.6 pence

14. Date and place of transaction

03 SEPTEMBER 2013 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING: 130,096 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME:  OPTIONs OVER 1,485 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: 3,396,419 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      1,874,494 SHARES
BT GROUP INCENTIVE SHARE PLAN:      3,239,482 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,285 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 1,692,298 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      641,475 SHARES
BT GROUP INCENTIVE SHARE PLAN:   1,596,975 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 34,467 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      189,294 SHARES
BT GROUP INCENTIVE SHARE PLAN:      361,108 SHARES

16. Date issuer informed of transaction

04 SEPTEMBER 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

05 SEPTEMBER 2013

END

Enclosure 11

06 September 2013

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 06 September 2013 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 343.3693 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 243,330,897 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,907,896,132.

The above figure 7,907,896,132 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

09 September 2013

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 09 September 2013 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 341.8882 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 244,330,897 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,906,896,132.

The above figure 7,906,896,132 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JOHN PETTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

JOHN PETTER - 43 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

349.96 pence

14. Date and place of transaction

16 SEPTEMBER 2013 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

JOHN PETTER

PERSONAL HOLDING: 13,461 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      212,715 SHARES
BT GROUP INCENTIVE SHARE PLAN:      426,577 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 49,077 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 3,809 SHARES.

16. Date issuer informed of transaction

17 SEPTEMBER 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

18 SEPTEMBER 2013

END

Enclosure 14

18 September 2013

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 18 September 2013 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 343.3036 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 242,128,645 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,909,098,384.

The above figure 7,909,098,384 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 15

20 September 2013

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 20 September 2013 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 344.0912 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 243,128,645 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,908,098,384.

The above figure 7,908,098,384 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 16

Monday 30 September 2013

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 September 2013 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 240,687,542 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,910,539,487.

The above figure (7,910,539,487) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  07 October 2013